EXHIBIT (a)(1)(M)

E-MAIL ADDRESSES AND FAX NUMBERS

a) AccelerationOfferQuestions@microsemi.com – Please use this e-mail address to ask questions not already included in current questions and answers, request assistance or for correction of information. Alternatively, you may fax your question to (877) 798-3202.

b) AccelerationOfferFormRequest@microsemi.com – Please use this e-mail address to request duplicate copies of your Acknowledgement and Election Form along with instructions for completing and delivering the form. Alternatively, you may fax your request to (877) 798-3193.

c) (877) 881-2295 – Please use this fax number to submit your Acknowledgement and Election Form. If you cannot fax it, then you may deliver it through first class registered or certified mail or Federal Express or other comparable courier service. Please note that your properly completed Acknowledgement and Election Form must be received by 5:00 P.M. PDT on September 15, 2005.